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                                                                  Exhibit (d)(8)

CONTACT:    Daniel W. Brady, Chief Executive Officer
            Telephone number: (972) 466-0475

                                                           FOR IMMEDIATE RELEASE

         HILITE INDUSTRIES, INC. ENTERS INTO TENDER OFFER AGREEMENT WITH INVESTMENT GROUP AT $14.25 PER SHARE AND REPORTS THIRD QUARTER
                                    EARNINGS

CARROLLTON, TEXAS, April 27, 1999. Hilite Industries, Inc. ("Hilite") (NASDAQ:
HILI) today announced that it has entered into an agreement with an investment group lead by Cleveland-based Carreras, Kestner & Co., LLC ("CK & Co."), whereby an offer will be made to acquire all of the outstanding common stock of Hilite at $14.25 per share.

The transaction will take the form of a tender offer by Hilite for all of its shares at a net cash price of $14.25 per share which will be funded by a simultaneous purchase of shares by the investment group as well as financing arranged by the investment group. This transaction will be followed by a merger in which the remaining public shareholders of Hilite will receive the same per share cash consideration that participants in the initial tender offer will receive. The total consideration to be offered for Hilite shares is approximately $69.8 million. The tender offer and subsequent merger are subject to customary terms and conditions.

Certain shareholders and management personnel of Hilite have agreed to retain approximately 143,000 shares, representing approximately a 7.8% post-closing interest in Hilite. Such shareholders and management personnel have agreed to tender the balance of their respective shares, representing approximately 73% of Hilite's outstanding shares, at the time of the tender offer. After completion of the transactions referred to above, the new investors will own approximately 92.2% of Hilite and Hilite's shares will no longer be publicly traded.

Hilite's Board of Directors has unanimously recommended that shareholders accept the offer and has received an opinion from Bowles Hollowell Conner & Co., a division of First Union Capital Markets Corp., ("Bowles Hollowell") that the transaction is financially fair to shareholders.

Daniel W. Brady, Chief Executive Officer, said, "I am very pleased that our shareholders can realize an appreciated value for their shares in the Company. The Board of Directors has been concerned for some time that the value of our company has not been reflected in the trading price of its shares. The price offered in the tender is a higher price than the shares have ever traded. The Company's third quarter earnings are strong. At the Board's request, these earnings were taken into consideration by Bowles Hollowell in issuing its fairness opinion. The Board of Directors considered the fairness opinion and other factors related to the outlook of the Company


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and the automotive industry in concluding that the offer is fair and should be recommended to the shareholders.

CK & Co. was founded in 1998 to take controlling equity and management positions in manufacturing companies. Joseph W. Carreras, a principal of CK & Co., said "We were attracted to Hilite by its growth track record, the quality of its management and its leading position in the markets it serves. Hilite will be a cornerstone of an aggressive acquisition program to build a substantially larger automotive parts supply company."

The Company is also announcing its third quarter, fiscal 1999 operating results which includes strong sales and earnings for the third fiscal quarter of 1999. Sales for the quarter ended March 31, 1999 were $25,631,000, an increase of $3,524,000 or 16% over sales of $22,107,000 for the third fiscal quarter of 1998. Earnings in the third quarter were $1,943,000 or $0.40 per share, increasing 33% over the earnings of $1,463,000 ($0.30 per share) in the third quarter last year. Sales for the nine months ended March 31, 1999 were $68,214,000, increasing 7% over sales of $63,763,000 for the same period of the prior year. Earnings for the nine-month period were $4,299,000 ($0.88 per share), a 35% increase over earnings of $3,193,000 ($0.65 per share) in the prior year. Shareholders' equity per share was $6.14 at March 31, 1999, compared to $5.34 per share at June 30, 1998.

The Board of Directors approved a cash dividend of $0.025 per share for the third quarter. The record date has been set for May 11, 1999. The dividend is expected to be distributed on or about May 25, 1999.

Daniel W. Brady, CEO of Hilite Industries, commented: "Sharply increased automobile and heavy truck build rates contributed to a strong quarter. The Company was well positioned to take advantage of this opportunity, which resulted in significant earnings improvement over the second quarter and the third quarter of the prior year. Currently, the fourth quarter is expected to also benefit from this volume surge, but not to the same extent as the third quarter. At this time, it is too early to conclude that these higher build rates will be sustained for the longer term."

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as expects, anticipates, intends, plans, believes, seeks, estimates, or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with changes in automotive and non-automotive build rates as well as risks associated with the manufacturing process and start-up of new products and risks related to technological


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changes in components which affect the life of the product. These and other risks are described in the Company's Form 10-K filed with the Securities and Exchange Commission (SEC) on September 28, 1998 and Forms 10-Q filed quarterly with the SEC, copies of which are available from the SEC or may be obtained upon request from the Company. The Company does not undertake any obligation to update or revise any forward-looking statements

Hilite Industries, Inc. designs, manufactures and sells a diversified line of highly engineered components and assemblies for the automotive industry including brake proportioning valves, electromagnetic clutches, machined components such as mounting brackets and pulleys, and specialty components and assemblies such as stampings, specialty springs and automated assemblies. The Company's customers include all three domestic automotive companies: Ford Motor Company, General Motors Corporation and Daimler Chrysler Corporation as well as other original equipment manufacturers such as Navistar International Transportation Corporation and non-automotive companies such as Motorola, Inc. The Company also sells products to first-tier suppliers of the automotive industry including Borg-Warner Corporation, Bosch Braking Systems Corporation, Denso of Los Angeles, Inc. and ITT Automotive of North America, Inc.

For further information call Investor Relations at (972) 466-0475 or access Hilite Industries, Inc.'s website at www.hilite-ind.com.


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